SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 22, 2009

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone Company, dated October 22, 2009 regarding “Ericsson reports third quarter results.”

THIRD QUARTER REPORT October 22, 2009

ERICSSON REPORTS

THIRD QUARTER RESULTS

•        Sales SEK 46.4 (49.2) b, down 4% for comparable units, down 12% currency adjusted

•        Operating income1) before JVs SEK 5.5 (5.6) b

•        Operating margin1) before JVs 11.7% (11.5%)

•        Share in earnings from JVs1) SEK -1.5 (0.0) b

•        Income after financial items1) SEK 4.0 (6.2) b

•        Restructuring charges of SEK 2.7 (1.9) b, excl JV

•        Net income SEK 0.8 (2.9) b

•        Earnings per share SEK 0.25 (0.89)

•        Cash flow2) SEK 6.9 (2.7) b

1) Excluding restructuring charges 2) Excluding cash outlays for restructuring of SEK 1.2 (0.3) b and dividend from Sony Ericsson of SEK 1.4 b in Q3 2008

CEO COMMENTS

SALES BY QUARTER 2008 AND 2009 (SEK B)

“Sales of network equipment declined due to lower demand in the current tougher market environment. Despite lower volumes, Network margins remain stable. The strong development in Professional Services continued,” says Carl-Henric Svanberg, President and CEO of Ericsson (NASDAQ:ERIC). “Our cost reduction activities are running ahead of plan with further opportunities for efficiency improvements and savings.

As commented on in previous reports, the economic climate affects the global mobile infrastructure market and the credit environment is still tight in several emerging markets. However, other markets, including the world’s leading economies such as China, India, US and Japan show good development.

The technology shift from voice telephony to mobile broadband is ongoing. Mobile broadband users and traffic are increasing rapidly and will eventually connect billions of people to internet. With the shift follows the anticipated decline in GSM sales, accelerated by the current recession, which is not yet offset by the growth in mobile broadband.

Our services operation continues to show strong development. While managed services are often in focus, systems integration and consulting are increasingly important. Services margins are stable despite being negatively affected by the start up costs in the third quarter for the Sprint and Zain services contracts as well as the reduced scope and transformation costs for the renewed managed services agreement in Italy.

In late September, we were pleased to welcome the former Sprint employees into Ericsson, and we look forward to soon also welcome former Nortel employees. This, together with the major contract wins with Verizon, AT&T and Metro PCS in mobile and fixed broadband, makes Ericsson the leading provider of telecommunications technology and services in North America.

1

While the current economic environment affects all parts of society the longer-term fundamentals for our industry remain solid. Mobile telephony is reaching a penetration beyond all expectations. We expect mobile broadband to show a similar exciting development over the years to come, not least as the vast majority of the world’s population will be able to reach internet only through mobile technology. We are well positioned to lead our industry forward,” concludes Carl-Henric Svanberg.

FINANCIAL HIGHLIGHTS

Income statement and cash flow

	Third quarter			Second quarter		Nine months
SEK b.	2009	2008	Change	2009	Change	2009	2008	Change
Net sales	46.4	49.2	-6%	52.1	-11%	148.1	141.9	4%
Net sales for comparable units	46.4	48.2	-4%	52.1	-11%	148.1	137.8	7%
Gross margin	36.2%	37.0%	—	36.3%	—	36.3%	37.5%	—
EBITDA margin excl JVs	15.8%	15.4%	—	16.8%	—	15.3%	14.3%	—
Operating income excl JVs	5.5	5.6	-3%	6.9	-21%	17.1	13.7	25%
Operating margin excl JVs	11.7%	11.5%	—	13.3%	—	11.5%	9.6%	—
Income after financial items	4.0	6.2	-35%	4.8	-18%	12.2	15.3	-21%
Net income	0.8	2.9	-74%	0.8	0%	3.4	7.6	-55%
EPS diluted, SEK	0.25	0.89	-72%	0.26	-4%	1.05	2.31	-55%
Adjusted cash flow1)	6.9	2.7	—	9.9	—	15.1	14.2	—
Cash flow from operations	5.7	3.8	—	9.1	—	12.0	17.0	—

All numbers, excl. EPS, Net income and Cash flow from operations excl. restructuring charges.

1)	Cash flow from operations excl. restructuring cash outlays. Nine months cash outlays of SEK 3.2 (0.8) b and dividends from Sony Ericsson of SEK 0.0 (3.6) b

Sales in the quarter decreased 4% year-over-year for comparable units, i.e. excluding Ericsson Mobile Platforms, and decreased 12% adjusted for currency exchange rate effects and hedging. The third quarter last year was comparatively strong with no normal seasonality.

Sequential sales decreased 11%, negatively impacted by currency exchange rate effects, seasonality and a reduced scope of the renewed managed services agreement in Italy. The lower year-over-year sales in Networks and Multimedia were partly offset by stronger sales in Professional Services.

The gross margin, was flat sequentially despite the lower sales, and decreased only slightly year-over-year to 36.2% (37.0%). The year-over-year change is largely attributable to the sales mix, with a higher proportion of network rollout and professional services, efficiency gains and some currency exchange rate effects.

Operating expenses amounted to SEK 11.6 (12.9) b. in the quarter, excluding restructuring charges. The year-over-year reduction is primarily a result of ongoing cost reduction activities, offsetting negative impact from currency exchange rate effects.

Operating income excluding joint ventures and restructuring charges amounted to SEK 5.5 (5.6) b. in the quarter, resulting in a slightly improved operating margin of 11.7% (11.5%). The margin was stable sequentially when adjusted for a capital gain of SEK 0.8 b. in the second quarter 2009.

Ericsson Third Quarter Report 2009	2

Ericsson’s share in earnings from joint ventures amounted to SEK -1.5 (0.0) b. in the quarter, excluding restructuring charges. This is a significant reduction from the second quarter as a result of the ongoing efficiency improvements. Restructuring charges in joint ventures were insignificant in the quarter.

Financial net was SEK 0.0 (0.5) b. in the quarter, due to lower interest net.

Net income amounted to SEK 0.8 (2.9) b. in the quarter.

Adjusted cash flow amounted to SEK 6.9 (2.7) b. in the quarter, down sequentially from SEK 9.9 b., excluding cash outlays for restructuring of SEK 1.2 b. Year-to-date cash conversion rate was 87% (102%). Trade receivables was positively impacted by currency exchange rate effects and lower sales. While days sales outstanding (DSO) improved slightly sequentially to 118 (121) days, the credit environment is however still tough for second and third tier operators in emerging markets.

Inventory was reduced by SEK 2.2 b. in the quarter to SEK 26.8 b. and turnover was stable at 77 (78) days.

Balance sheet and other performance indicators

SEK b.	Sep 30 2009	June 30 2009	Mar 31 2009	Dec 31 2008
Net cash	33.9	27.9	22.9	34.7
Interest-bearing liabilities and post-employment benefits	45.9	47.6	41.2	40.4
Trade receivables	62.4	69.4	75.2	75.9
Days sales outstanding	118	121	124	106
Inventory	26.8	29.0	30.7	27.8
Of which market unit inventory	15.9	17.7	18.9	16.5
Inventory days	77	78	83	68
Payable days	57	59	65	55
Customer financing, net	2.7	3.1	2.8	2.8
Return on capital employed	4%	5%	7%	11%
Equity ratio	52%	51%	52%	50%

The net cash position amounted to SEK 33.9 (27.9) b., up SEK 6.0 b. in the quarter. Cash, cash equivalents and short-term investments amounted to SEK 79.8 (75.5) b.

Customer financing remained low at of SEK 2.7 (3.1) b., reduced by a lower USD rate.

During the quarter, approximately SEK 3.1 b. of provisions were utilized, of which SEK 1.2 b. were related to restructuring. Additions of SEK 2.2 b. were made, of which SEK 0.5 b. related to restructuring. Reversals of SEK 0.1 b. were made.

Ericsson intends to repurchase its callable bond EUR LME 6.75%, maturing on November 28, 2010. The intention is to make a full redemption on November 28, 2009, of all outstanding notes with a total nominal amount of EUR 471 million. The repurchase will reduce gross debt and improve annual interest net.

Ericsson Third Quarter Report 2009	3

Cost reductions

In January, 2009, cost reduction activities were initiated, targeting annual savings of SEK 10 b. from the second half of 2010, split equally between cost of sales and operating expenses. Related restructuring charges were estimated to SEK 6-7 b.

Restructuring charges, excluding joint ventures, in the third quarter were SEK 2.7 b. with a total of SEK 7.0 b. of charges year-to-date. At the end of the quarter, cash outlays of SEK 3.3 b. remain to be made.

The transition to IP technologies with fewer software platforms as well as products with less hardware paves the way for synergies within the product portfolio. The program is ahead of plan and additional opportunities for efficiency improvements have evolved during the program. This will lead to further cost savings and related charges during the last three quarters of the program.

Restructuring charges, SEK b.	Third quarter 2009	Second quarter 2009	First quarter 2009	Full year 2008
Cost of sales	-0.8	-1.3	-0.4	-2.5
Research and development expenses	-1.8	-1.7	-0.3	-2.7
Selling and administrative expenses	-0.1	-0.6	—	-1.5
Total	-2.7	-3.6	-0.7	-6.7

SEGMENT RESULTS

	Third quarter			Second quarter			Nine months
SEK b.	2009	2008	Change	2009		Change	2009		2008	Change
Networks sales	30.3	33.0	-8%	34.7		-13%	98.6		96.3	2%
Of which network rollout	5.8	4.7	24%	5.9		-2%	16.4		14.0	18%
EBITDA margin	15%	15%	—	15%		—	15%		15%	—
Operating margin	11%	11%	—	11%		—	11%		10%	—
Professional Services sales	12.8	11.8	9%	14.1		-9%	39.7		32.8	21%
Of which managed services	3.6	3.5	3%	4.6		-22%	12.3		10.0	24%
EBITDA margin	17%	19%	—	17	%1)	—	17	%1)	17%	—
Operating margin	15%	16%	—	16	%1)	—	15	%1)	14%	—
Multimedia sales2)	3.4	3.5	-4%	3.3		1%	9.9		8.8	13%
EBITDA margin2)	19%	16%	—	17%		—	15%		9%	—
Operating margin2)	11%	9%	—	9%		—	7%		1%	—
Sales from divested and transferred businesses	0.0	0.9	—	0.0		—	0.0		4.0	—
Total sales	46.4	49.2	-6%	52.1		-11%	148.1		141.9	4%

All numbers exclude restructuring charges

1)	Second quarter 2009 excludes a capital gain of SEK 0.8 b. from divestment of TEMS
2)	2008 and 2009 numbers for Multimedia exclude divested Ericsson Mobile Platforms and PBX operations

Networks

Network sales in the third quarter declined year-over-year by 8%. Even though the comparison is tough with last year’s strong third quarter, the market was weaker. The markets are fairly strong in the world’s leading economies, while demand is weaker in several emerging markets affected by the present economic climate.

The rapid growth in demand for mobile broadband continues although the growth does not yet offset this year’s lower demand for GSM.

The ongoing efficiency and cost reduction activities are driven by new, less labor intense, products and fewer platforms. This leads to a consolidation of sites which is a key element in the ongoing cost reduction activities. Effects from the program are already visible, and despite lower sales and a high level of network rollout, EBITDA-margin was flat at 15%.

Ericsson Third Quarter Report 2009	4

During the quarter, several strategic wins were achieved in mobile and IP and the footprint in North America was significantly improved. AT&T’s selection of Ericsson as one of its domain suppliers of wireline access, the LTE contract from Metro PCS and the planned acquisition of Nortel’s CDMA/LTE businesses, all contributed to the strengthened position. The Nortel businesses are expected to be consolidated in the fourth quarter and will be reported within segments Networks and Professional Services.

SEGMENT SALES BY QUARTER, 2008 AND 2009 (SEK B)

Professional Services

Professional Services sales increased 9% year-over-year. Growth in local currencies amounted to 4%. Total service sales, including network rollout, now account for 40% of Group sales. In the present financial climate there is strong demand for services targeting the operational efficiency of operators such as managed services and consulting. However, managed services sales increased by just 3% year-over-year due to the reduced scope of the renewed agreement in Italy. Other professional services sales increased by 11% year-over-year.

EBITDA-margin in the quarter declined to 17% (19%) negatively impacted by start-up costs from new managed services contracts with Sprint, Zain as well as costs associated to the renewed agreement in Italy. This was partially offset by continued efficiency gains.

The Sprint contract is a proof point of Ericsson’s service offering, as the services relate to a network with no Ericsson equipment. The added CDMA competence brought by the former Sprint employees opens up possibilities for further growth of the service business.

The total number of subscribers in managed operations is now 350 million, of which 50% are in high-growth markets.

Multimedia

Multimedia sales increased slightly sequentially despite seasonality. Multimedia brokering (IPX) and consumer and business applications continued to show good growth.

EBITDA-margin in the quarter for comparable units improved to 19% (16%). Sales and margins may still vary between quarters.

Sony Ericsson

	Third quarter			Second quarter		Nine months
EUR m.	2009	2008	Change	2009	Change	2009	2008	Change
Number of units shipped (m.)	14.1	25.7	-45%	13.8	2%	42.5	72.5	-41%
Average selling price (EUR)	114	109	5%	122	-7%	119	115	3%
Net sales	1,619	2,808	-42%	1,684	-4%	5,038	8,330	-40%
Gross margin	16%	22%	—	12%	—	12%	25%	—
Operating margin	-12%	-1%	—	-16%	—	-17%	2%	—
Income before taxes	-199	-23	—	-283	—	-853	179	—
Income before taxes, excl restructuring charges	-198	12	—	-283	—	-838	225	—
Net income	-164	-25	—	-213	—	-669	114	—

Units shipped in the quarter were 14.1 million, a sequential increase of 2% and a decrease of 45% year-over-year. Sales in the quarter were EUR 1,619 million, a sequential decrease of 4% and a decrease of 42% year-over-year. The sequential decline in average selling price was due to product mix and continued challenging market conditions. Gross margin improved sequentially but dropped year-over-year due to lower sales and currency exchange rate effects.

Ericsson Third Quarter Report 2009	5

The sequential improvement was seen in both percentage rate and in volume driven by cost saving activities and successful sales of the W995 Walkman phone.

Income before taxes for the quarter, excluding restructuring charges, was a loss of EUR -198 (12) million. The loss in the second quarter was EUR -283 million. The reduced loss was due to better cost of sales efficiency as well as reduced operating expenses. As of September 30, 2009, Sony Ericsson retained a net cash position of EUR 841 million.

Since the beginning of the quarter, facilities of EUR 455 million were signed to strengthen the balance sheet and improve liquidity. EUR 155 million were drawn by the end of September and EUR 100 million were drawn in the beginning of October. In addition, a two-year committed back-up facility of EUR 200 million is available but has not been utilized. The parent companies have guaranteed EUR 350 million of these facilities on a  50/50 basis.

Bert Nordberg, former head of Ericsson Silicon Valley and Executive Vice President in Ericsson has been appointed President of Sony Ericsson as of October 15, 2009.

Ericsson’s share in Sony Ericsson’s income before tax was SEK -1.0 (-0.1) b. in the quarter.

ST-Ericsson

	2009			2008
USD m.	Third quarter	Second quarter	Feb-Mar	Proforma third quarter
Net sales	728	666	391	1,003
Adjusted operating income 1)	-77	-165	-78	-34
Operating income before taxes	-121	-224	-98	-59
Net income	-112	-213	-89	NA
1) Operating loss adjusted for amortization of acquisition related intangibles and restructuring charges

Net sales in the quarter showed an increase of 9% sequentially with solid performance in Asia.

Adjusted operating loss in the quarter was USD -77 (-34) m. The adjusted operating loss in the second quarter was USD -165 million. The reduced loss reflects a tight control of product costs and operational expenses as well as positive seasonal effects. The USD 250 m. cost synergies program, defined by ST-NXP Wireless in the third quarter 2008, is now substantially completed. The new restructuring plan of USD 230 m. cost synergies, announced at the end of April, had a limited benefit to the third quarter result.

Gilles Delfassy, with a long experience from the microelectronics business has been appointed President and CEO of ST-Ericsson as of November 2, 2009.

ST-Ericsson is reported in US-GAAP. Ericsson’s share in ST-Ericsson’s income before tax, adjusted to IFRS, was SEK -0.5 b. in the quarter, including restructuring charges of SEK 0.1 b. Ericsson Mobile Platforms incurred a loss of SEK 0.5 b. in January 2009, which is added to the result in segment ST-Ericsson year-to-date.

Ericsson Third Quarter Report 2009	6

REGIONAL OVERVIEW

	Third quarter			Second quarter		Nine months
Sales, SEK b.	2009	2008	Change	2009	Change	2009	2008	Change
Western Europe	10.1	11.6	-13%	11.4	-11%	32.7	35.4	-8%
Central and Eastern Europe, Middle East and Africa	11.6	13.1	-11%	12.6	-8%	36.7	35.5	4%
Asia Pacific	15.3	14.1	9%	17.4	-12%	49.0	42.8	15%
Latin America	5.0	6.1	-18%	4.8	4%	14.2	15.2	-7%
North America	4.4	4.3	1%	5.9	-27%	15.5	13.0	19%
Total	46.4	49.2	-6%	52.1	-11%	148.1	141.9	4%

REGIONAL SALES BY QUARTER, 2008 AND 2009 (SEK B)

Western Europe sales declined -6% year-over-year for comparable units. However, the region showed growth when adjusting for the impact of the reduced scope for the renewed managed services agreement in Italy. UK showed the strongest growth driven by managed services while Spain is still weak. Mobile broadband is growing strongly throughout the region. This creates demand for more spectrum, including new licenses for 2.6GHz and 800MHz spectrums and refarming of existing spectrum. There is also a continued increase in demand for managed services.

Sales in Central and Eastern Europe, Middle East and Africa decreased by -11% year-over-year. This is the region presently most impacted by the economic climate including credit constraints. Egypt, Nigeria, Turkey and Saudi Arabia showed the strongest development. The Turkish market remains particularly strong with a continued fast rollout of 3G networks. New licenses are issued in the region, latest in Tunisia, where Ericsson was selected as one of the main suppliers of a new 2G and 3G network. The interest for managed services is strong in the region and Ericsson has signed several new contracts.

Asia Pacific sales increased 9% year-over-year. India was the largest market for Ericsson in the quarter. China sales were up significantly year-over-year due to major 3G rollouts. Japan and Vietnam also showed strong growth while markets such as Bangladesh, Pakistan and Indonesia were down significantly. Several operators are forced to delay investments due to credit constraints despite traffic growth. Government driven next-generation broadband and fiber backhaul networks are being built in several countries across the region.

Latin American sales decreased by -18% year-over-year with lower demand across the region. Demand for mobile broadband continues to develop well. Meanwhile, due to delays of licensing of new spectrum and services, in larger countries like Mexico, Brazil and Argentina, operators hold back investments in new technologies and applications.

North American sales increased by 1% year-over-year in a tough year-over-year comparison. Data traffic shows strong growth and the demand for mobile broadband is high. AT&T named Ericsson as a domain supplier for their wireline access network. Ericsson was also selected sole LTE supplier to Metro PCS. The Sprint Network Advantage partnership commenced on September 21.

Ericsson Third Quarter Report 2009	7

MARKET DEVELOPMENT

Growth rates are based on Ericsson and market estimates

The global economic slowdown is affecting all parts of the society. However, we believe that the fundamentals for longer-term positive development for our industry remain solid. The need for telecommunication continues to grow and plays a vital role for the development of a sustainable and prosperous society. Ericsson is well positioned to drive and benefit from this development.

There is continued growth in mobile subscriptions, although the current growth rate is lower than in 2008. Mobile subscriptions grew by some 133 million in the quarter to a total of 4.4 billion. In India alone subscriptions are growing by some 14 million per month. The global number of new WCDMA subscriptions is accelerating and grew by 36 million in the quarter to a total of 411 million. In the second quarter, fixed broadband connections grew to 422 million, adding 12 million subscribers.

The traffic in the mobile networks is accelerating, which creates need for new and expanded mobile networks and corresponding professional services. GSM/WCDMA/LTE is the dominating technology track. The build-out of telecommunications in emerging markets continues, and although they represent less than one third of global GDP they represent significantly more of the market for mobile network equipment.

Data traffic, as part of operator revenues, continues to increase. For many large operators, mobile data revenues now constitute 25% of total service revenues or more. In addition to capacity enhancements, operators face the challenge of converting to all-IP broadband networks. This will include increased deployments of broadband access, routing and transmission equipment along with next-generation service delivery and revenue management systems.

There is continued strong growth in telecom services, fueled by operators’ desire to reduce operating expenses and improve efficiency in network operation and maintenance. The move toward all-IP and increased network complexity will create further demand for systems integration and consulting.

PARENT COMPANY INFORMATION

Net sales for the nine-month period amounted to SEK 0.3 (4.1) b. and income after financial items was SEK 5.8 (17.6) b. Effective January 1, 2009, the right to all license revenues from third parties related to patent licenses has been transferred to Ericsson AB, a wholly owned subsidiary, and consequently net sales in 2009 will be insignificant compared to 2008.

Major changes in the Parent Company’s financial position for the nine-month period include investments in the joint venture with ST-Ericsson of SEK 8.4 b., decreased current and non-current receivables from subsidiaries of SEK 13.6 b. and increased cash and bank and short-term investments of SEK 8.2 b.

Notes and bond loans increased by net SEK 5.8 b. through new borrowings and loan repayment during the second quarter. Current and non-current liabilities to subsidiaries increased by SEK 2.9 b. and other current liabilities decreased by SEK 6.6 b. As per September 30, 2009, cash and bank and short-term investments amounted to SEK 67.4 (59.2) b.

In accordance with the conditions of the Stock Purchase Plans and Option Plans for Ericsson employees, 2,164,500 shares from treasury stock were sold or distributed to employees during the third quarter. The holding of treasury stock at September 30, 2009, was 82,215,837 Class B shares.

Ericsson Third Quarter Report 2009	8

OTHER INFORMATION

Ericsson to acquire majority of Nortel’s North American wireless business

On July 25, 2009, Ericsson announced that it has entered into an asset purchase agreement to acquire the parts of the Carrier Networks division of Nortel relating to CDMA and LTE technology in North America. The purchase is structured as an asset sale at a cash purchase price of USD 1.13 b. on a cash and debt free basis.

Completion of the transaction is still subject to approval in the United States.

New President of Sony Ericsson appointed

On August 17, 2009, Bert Nordberg, Executive Vice President of Ericsson was appointed President of Sony Ericsson as of October 15, 2009. Nordberg left his position in Ericsson when he joined Sony Ericsson.

New President and CEO of ST-Ericsson

On September 2, 2009, Gilles Delfassy, was appointed President and CEO of ST-Ericsson as of November 2, 2009. Delfassy is a highly regarded expert in the wireless industry.

Head of strategy appointed

On August 11, 2009, Douglas L. Gilstrap was appointed Senior Vice President and Head of Group Function Strategy as of October 1, 2009. Gilstrap brings more than 15 years of experience in the global telecommunications and IT industry.

Assessment of risk environment

Ericsson’s operational and financial risk factors and uncertainties are described under “Risk factors Assessment of risk environment” in our Annual Report 2008.

Risk factors and uncertainties in focus during the forthcoming six-month period for the Parent Company and the Ericsson Group include:

•

potential negative effects of the continued uncertainty in the financial markets and the weak economic business environment on operators’ willingness to invest in network development as well as uncertainty regarding the financial stability of suppliers, for example due to lack of borrowing facilities, or reduced consumer telecom spending, or increased pressure on us to provide financing;

•

effects on gross margins and/or working capital of the product mix in the Networks segment between sales of software, upgrades and extensions and the pro-portion of new network build-outs and break-in contracts;

•	a volatile sales pattern in the Multimedia segment or variability in our overall sales seasonality could make it more difficult to forecast future sales;

•

results and capital needs of our two major joint ventures, Sony Ericsson and ST-Ericsson, which both are negatively affected to a larger extent than our three other segments by the current economic slowdown;

•	effects of the ongoing industry consolidation among our customers as well as between our largest competitors, e.g. intensified price competition;

•	changes in foreign exchange rates, in particular USD and EUR;

•	continued political unrest or instability in certain markets.

Ericsson conducts business in certain countries which are subject to trade restrictions or which are focused on by certain investors. We stringently follow all relevant regulations and trade embargos applicable to us in our dealings with customers operating in such countries. Moreover, Ericsson operates globally in accordance with Group level policies and directives for business ethics and con-duct. In no way should our business activities in these countries be construed as supporting a particular political agenda or regime. We have activities in such countries mainly due to that certain customers with multi-country operations put demands on us to support them in all of their markets.

Please refer further to Ericsson’s Annual Report 2008, where we describe our risks and uncertainties along with our strategies and tactics to mitigate the risk exposures or limit unfavorable outcomes.

Stockholm, October 22, 2009

Carl-Henric Svanberg

President and CEO

Telefonaktiebolaget LM Ericsson (publ)

Date for next report: January 25, 2010

Ericsson Third Quarter Report 2009	9

AUDITORS’ REVIEW REPORT

We have reviewed this report for the period January 1 to September 30, 2009, for Telefonaktiebolaget LM Ericsson (publ). The board of directors and the CEO are responsible for the preparation and presentation of this interim report in accordance with IAS 34 and the Annual Accounts Act. Our responsibility is to ex-press a conclusion on this interim report based on our review.

We conducted our review in accordance with the Standard on Review Engagements SÖG 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by FAR SRS. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden, RS, and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Based on our review, nothing has come to our attention that causes us to believe that the interim report is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Annual Accounts Act regarding the Group and with the Swedish Annual Accounts Act regarding the Parent Company.

Stockholm, October 22, 2009

PricewaterhouseCoopers AB

Peter Clemedtson

Authorized Public Accountant

Ericsson Third Quarter Report 2009	10

EDITOR’S NOTE

To read the complete report with tables, please go to:

www.ericsson.com/investors/financial_reports/2009/9month09-en.pdf

Ericsson invites media, investors and analysts to a press conference at the Ericsson headquarters, Torshamnsgatan 23, Stockholm, at 09.00 (CET), October 22.

An analysts, investors and media conference call will begin at 14.00 (CET).

Live webcasts of the press conference and conference call as well as supporting slides will be available at www.ericsson.com/press and www.ericsson.com/investors.

FOR FURTHER INFORMATION, PLEASE CONTACT

Henry Sténson, Senior Vice President, Communications

Phone: +46 10 719 4044

E-mail: investor.relations@ericsson.com or press.relations@ericsson.com

Investors

Gary Pinkham, Vice President,

Investor Relations

Phone: +46 10 719 0000

E-mail: investor.relations@ericsson.com

Susanne Andersson,

Investor Relations

Phone: +46 10 719 4631

E-mail: investor.relations@ericsson.com

Lars Jacobsson,

Investor Relations

Phone: +46 10 719 9489

E-mail: investor.relations@ericsson.com

Media

Åse Lindskog, Vice President,

Head of Public and Media Relations

Phone: +46 10 719 9725, +46 730 244 872

E-mail: press.relations@ericsson.com

Ola Rembe,

Public and Media Relations

Phone: +46 10 719 9727, +46 730 244 873

E-mail: press.relations@ericsson.com

Telefonaktiebolaget LM Ericsson (publ)

Org. number: 556016-0680

Torshamnsgatan 23

SE-164 83 Stockholm

Phone: +46 10 719 0000

www.ericsson.com

Ericsson Third Quarter Report 2009	11

Disclosure Pursuant to the Swedish Securities Markets Act

Ericsson discloses the information provided herein pursuant to the Securities Markets Act. The information was submitted for publication at 07.30 CET, on October 22, 2009.

Safe Harbor Statement of Ericsson under the US Private Securities Litigation Reform Act of 1995;

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) re-search and development expenditures; (x) the strength of our competitors; (xi) future cost savings; (xii) plans to launch new products and services; (xiii) assessments of risks; (xiv) integration of acquired businesses; (xv) compliance with rules and regulations and (xvi) infringements of intellectual property rights of others.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material ad-verse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate or interest rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

Ericsson Third Quarter Report 2009	12

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

Ericsson Third Quarter Report 2009	13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: October 22, 2009